United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lime Energy Co.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

53261U304

(CUSIP Number)

Bryon C. Stanislaw

Chief Investment Officer

The Hurvis Group, LLC

4065 Commercial Ave.

Northbrook, IL 60062

Phone (847) 559-2031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261U304

(1)	Names of reporting persons John Thomas Hurvis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,203,221 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 1,203,221 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,203,221 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 25.1%*
(14)	Type of reporting person (see instructions) IN

*	All of the shares are owned by The John Thomas Hurvis Revocable Trust dated March 8, 2002 for which John Thomas Hurvis serves as the sole trustee. The percent of class is based on 25,152,693 shares of Common Stock, par value $0.0001 per share, of Lime Energy Co., a Delaware corporation (the “Issuer”), outstanding as of October 9, 2013 as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on October 11, 2013, as adjusted for the one-for-seven reverse stock split effected on October 10, 2013.

CUSIP No. 53261U304

(1)	Names of reporting persons The John Thomas Hurvis Revocable Trust dated March 8, 2002
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,203,221 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 1,203,221 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,203,221 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 25.1%*
(14)	Type of reporting person (see instructions) OO

*	All of the shares are owned by The John Thomas Hurvis Revocable Trust dated March 8, 2002 for which John Thomas Hurvis serves as the sole trustee. The percent of class is based on 25,152,693 shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding as of October 9, 2013 as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on October 11, 2013, as adjusted for the one-for-seven reverse stock split effected on October 10, 2013.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Lime Energy Co., a Delaware Corporation (the “Issuer”), having its principal executive offices located at 16810 Kenton Drive, Suite 240, Huntersville, North Carolina 28078.

Item 2.	Identify and Background.

(a) This statement is being filed by John Thomas Hurvis and The John Thomas Hurvis Revocable Trust dated March 8, 2002 (the “Trust” and, together with Mr. Hurvis, the “Reporting Persons”) for which Mr. Hurvis serves as the sole trustee.

(b) The business address of the Reporting Persons is c/o The Hurvis Group, LLC, 4065 Commercial Avenue, Northbrook, IL 60062.

(c) Mr. Hurvis is the Chairman and Chief Executive Officer of Old World Industries, LLC, which provides automotive and heavy duty products in more than 60 countries. The principal executive offices of Old World Industries, LLC are located at 4065 Commercial Avenue, Northbrook, IL 60062.

(d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hurvis is a citizen of the United States of America and the Trust is organized under the laws of the State of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration.

The Trust used existing cash resources to acquire 79,575 shares of Common Stock, $2.5 million aggregate principal amount of the Issuer’s 2012 Subordinated Secured Convertible Pay-In-King Notes due October 22, 2017 (the “Notes”) and warrants to purchase 1,865,672 shares of Common Stock (the “2012 Warrants”). Subsequently, the Trust used existing cash resources and exchanged all of the Notes (including accrued interest) for 329,774 shares of the Issuer’s Series A Preferred Stock (the “Preferred Stock”) and warrants to purchase 370,370 shares of Common Stock (the “2013 Warrants” and, together with the 2012 Warrants, the “Warrants”).

Item 4.	Purpose of the Transaction.

The subject shares of Common Stock and Preferred Stock and the Warrants acquired by the Reporting Persons have been acquired for investment purposes. The Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Persons may, in their sole discretion, purchase additional shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may acquire additional shares of Common Stock pursuant to the terms of the Preferred Stock and the Warrants due to (i) stock splits, stock dividends, stock distributions and similar transactions, (ii) the anti-dilution provisions of the Preferred Stock and (iii) the payment of dividends on the Preferred Stock in additional shares of Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 1,203,221 shares of Common Stock, which constitute approximately 25.1% of the outstanding Common Stock (as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), representing (i) an aggregate of 11,368 shares of Common Stock held by the Trust, (ii) an aggregate of 319,435 shares of Common Stock that would be issuable upon the exercise of the Warrants held by the Trust, and (iii) an aggregate of 872,418 shares of Common Stock that would be issuable upon the conversion of the shares of Preferred Stock held by the Trust.

(b) Mr. Hurvis, as the sole trustee of the Trust, has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Trust.

(c) During the 60 days prior to the filing of this statement, the Reporting Persons have engaged in the following transactions in the Common Stock:

On September 23, 2013, the Trust acquired 329,774 shares of Preferred Stock and 2013 Warrants to purchase 370,370 shares of Common Stock. The consideration for the shares of Preferred Stock and the 2013 Warrants consisted of (i) $500,000 in cash, and (ii) Notes with an aggregate principal amount and accrued but unpaid interest of $2,797,750. The liquidation preference of the shares of Preferred Stock is $10.00 per share, and the shares were initially convertible into shares of Common Stock at a conversion price of $0.54 per share. The 2013 Warrants had an initial exercise price of $0.54 per share. As a result of the October 10, 2013 one-for-seven reverse stock split effected by the Issuer, the conversion price of the Preferred Stock and the exercise price of the 2013 Warrants was adjusted to $3.78 per share. The transaction was effected as a private placement by the Issuer in reliance upon an exemption from the registration requirements pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

(d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuers.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described in this statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any Reporting Person and any other person with respect to any securities of the Issuer.

On October 22, 2012, the Issuer, the Trust and the other investors named therein entered into a Convertible Note and Warrant Purchase Agreement (the “2012 Purchase Agreement”) pursuant to which the Trust acquired the Notes and 2012 Warrants. In connection with the 2012 Purchase Agreement, the Issuer issued to the Trust the Notes and the 2012 Warrants, and the Issuer entered into a Security Agreement and Collateral Agency Agreement with Richard P. Kiphart, as collateral agent for the purchasers of the Notes, including the Trust.

On September 23, 2013, the Issuer, the Trust and the other investors named therein entered into a Preferred Stock and Warrant Purchase Agreement (the “2013 Purchase Agreement”) pursuant to which the Trust acquired shares of Preferred Stock and the 2013 Warrants. In connection with the 2013 Purchase Agreement, the Issuer issued to the Trust the Preferred Stock and the 2013 Warrants.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 –	Convertible Note and Warrant Purchase Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 2 –	Form of Subordinated Secured Convertible Pay-In-Kind Notes due October 22, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 3 –	Form of Warrant to Purchase Common Stock dated October 22, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 4 –	Security Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 5 –	Collateral Agency Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 6 –	Preferred Stock and Warrant Purchase Agreement dated September 23, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 7 –	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 8 –	Form of Warrant to Purchase Common Stock dated September 23, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2013	Signature: /s/ John Thomas Hurvis
	Name:	John Thomas Hurvis
	Title:	Trustee